UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

PTC Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69370C100

(CUSIP Number)

Rebecca W. House

Senior Vice President, Chief People and Legal Officer and Secretary

Rockwell Automation, Inc.

1201 South Second Street

Milwaukee, Wisconsin 53204

(414) 382-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS Rockwell Automation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,571,340
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,571,340
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,571,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.04%(1)
14	TYPE OF REPORTING PERSON (See Instructions): CO

(1)

Based on 116,975,944 shares of PTC Inc.’s common stock issued and outstanding as of May 4, 2022, as set forth in PTC Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on May 5, 2022.

AMENDMENT NO. 3 TO SCHEDULE 13D

The Schedule 13D originally filed by Rockwell Automation, Inc. (the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on July 19, 2018, as amended by Amendment No. 1 filed with the SEC on May 13, 2021 and Amendment No. 2 filed with the SEC on November 8, 2021 (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of PTC Inc. (the “Company”), is hereby amended by this Amendment No. 3 to the Schedule 13D as set forth below.

Item 1.	Security and Issuer

There are no changes to the Item 1 information in the Schedule 13D previously filed by the Reporting Person with the SEC.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated by and replaced with the following:

This Amendment No. 3 to the Schedule 13D is being filed on behalf of Rockwell Automation, Inc., a corporation organized under the laws of the State of Delaware (“Rockwell”).

The principal address of Rockwell is 1201 South Second Street, Milwaukee, WI 53204. The telephone number of Rockwell is (414) 382-2000. Rockwell is a leader in industrial automation and information.

The directors and executive officers of Rockwell and their respective business addresses and citizenship are set forth on Schedule A. During the last five years, neither Rockwell nor, to the knowledge of Rockwell, any of the persons listed on Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

There are no changes to the Item 3 information in the Schedule 13D previously filed by the Reporting Person with the SEC.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated by and replaced with the following:

The information set forth in Items 3 and 6 of this Amendment No. 3 to the Schedule 13D is incorporated herein by reference.

On July 19, 2018, Rockwell completed the Investment. In connection with the consummation of the Investment (the “Closing”), pursuant to the Purchase Agreement, the size of the Company’s Board of Directors (the “Company Board”) was increased to create one vacancy, and Rockwell was entitled to appoint one individual to the Company Board to fill such vacancy (a “Designee”). Rockwell designated Blake D. Moret, Chairman, President and Chief Executive Officer of Rockwell, as its initial Designee. Mr. Moret was re-elected to the Company Board with a term currently set to expire at the 2023 Annual Meeting of Stockholders. In addition, Mr. Moret was appointed to serve on the Corporate Governance Committee of the Company Board where he is still a member as of the date of this filing. Under the SPA Amendment, Rockwell will retain the right to nominate a Designee for election by the shareholders of the Company at subsequent annual meetings for the period commencing on the Closing Date and ending on the earlier of (i) the date on which Rockwell beneficially owns shares of Common Stock representing less than 5.0% of the total outstanding shares of Common Stock and (ii) the effective date set forth in a written notice from Rockwell to the Company in which both (x) Rockwell fully and irrevocably abdicates its rights pursuant to the board designee provisions and (y) Rockwell’s Designee has tendered to the Company Board his or her resignation from the Company Board (the “Director Period”).

Rockwell acquired the Shares for investment purposes and intends to review and evaluate its investment in the Company on a continuous basis. Depending upon various factors, including but not limited to the business, prospects and financial condition of Rockwell and the Company and other developments concerning Rockwell and the Company, market conditions and other factors that Rockwell may deem relevant to its investment decision, and subject to compliance with applicable laws, rules and regulations, Rockwell may in the future take actions with respect to its investment in the Company as it deems appropriate with respect to any or all matters required to be disclosed in this Amendment No. 3 to the Schedule 13D, including without limitation changing its intentions or increasing or decreasing its investment in the Company or engaging in any hedging or other derivative transactions with respect to Common Stock, in each case in accordance with the limitations set forth in the Purchase Agreement and the SPA Amendment. As of the date of this Amendment No. 3 to the Schedule 13D, Rockwell currently intends to sell some shares of Common Stock under certain market conditions from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker dealers whether individually or utilizing specific pricing or other instructions (including, without limitation, by means of trading plans pursuant to Rule 10b5-1 under the Act (each, a “Trading Plan”), pursuant to which a broker dealer will make periodic sales of Common Stock on behalf of Rockwell, subject to the terms of the applicable Trading Plan); provided that Rockwell currently intends to continue to hold the requisite amount of shares of Common Stock necessary for Rockwell to continue to have the right to nominate a Designee. Any such sale of Common Stock (whether pursuant to a Trading Plan or otherwise) is subject to and will be consistent with the transfer restrictions in the Purchase Agreement and the SPA Amendment, which are described in Item 6 of the Schedule 13D.

As a director of the Company, Mr. Moret may have influence over the corporate activities of the Company, including activities that may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, and therefore, Rockwell may indirectly have such influence in light of Mr. Moret’s position with Rockwell.

Other than as described in this Item 4, Rockwell does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, provided that Rockwell, at any time and from time to time, may review or reconsider and change its positions and/or intentions.

Item 5.	Interest in Securities of the Issuer

Item	5 of the Schedule 13D is hereby amended and restated by and replaced with the following:

(a)	and	(b) The aggregate number and percentage of shares of Common Stock to which this Amendment No. 3 to the Schedule 13D relates is 10,571,340 shares, constituting approximately 9.04% of the outstanding shares of Common Stock. This percentage is based on an aggregate of 116,975,944 shares of Common Stock issued and outstanding as of May 4, 2022, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 5, 2022. Rockwell has sole voting and dispositive power over such 10,571,340 shares of Common Stock. Mr. Moret beneficially owns 12,824 shares of Common Stock, constituting approximately 0.01% of the outstanding shares of Common Stock, based on an aggregate of 116,975,944 shares of Common Stock issued and outstanding as of May 4, 2022, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 5, 2022. Mr. Moret has sole voting and dispositive power over such 12,824 shares of Common Stock. Mr. Moret also beneficially owns 2,081 restricted stock units of the Company, each of which represents a contingent right to receive one share of Common Stock.

(c)

There have been no transactions in the shares of Common Stock (or securities convertible into Common Stock) effected by Rockwell or, to the knowledge of Rockwell, any person identified on Schedule A, during the past 60 days.

(d)

Other than as described in the Schedule 13D, no person is known to Rockwell or, to Rockwell’s knowledge, any person identified on Schedule A, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated by and replaced with the following:

The information set forth in Items 3 and 4 of this Amendment No. 3 to the Schedule 13D is incorporated herein by reference.

Purchase Agreement and the SPA Amendment

Pursuant to the SPA Amendment, dated May 11, 2021:

Standstill Obligations. Rockwell is subject to a standstill provision, except at the express invitation of the Company in its sole discretion, ending on the latest of (a) July 19, 2021 (the third anniversary of the original closing), (b) the one month anniversary of any expiration or termination of the Strategic Alliance Agreement and (c) the date upon which the Director Period expires (such period, the “Standstill Period”). During the Standstill Period, Rockwell will not, among other things and subject to specified exceptions: (a) acquire any securities of the Company if, immediately after such acquisition, Rockwell, together with its affiliates, would beneficially own more than 9.0% of the outstanding Common Stock; (b) propose any merger, consolidation, business combination, tender offer or similar transaction involving the Company; (c) solicit proxies or consents to vote any securities of the Company; or (d) form, join or participate in a third party group (as such term is used in the rules of the SEC).

Transfer Restrictions. For a period ending on the earlier of (a) September 30, 2023 and (b) the one month anniversary of any expiration or termination of the Strategic Alliance Agreement, Rockwell is restricted from transferring the Shares subject to certain exceptions. Rockwell is allowed to transfer Shares (a) in an open market transaction in the aggregate in any 90-day period, a number of shares equal to 1.0% of the total outstanding shares of Common Stock; and (b) in a “Marketed Underwritten Share Offering”, in the aggregate in any one-year period, a number of shares that does not exceed 5% of the total outstanding shares of Common Stock as of the closing date of the first such offering or sale, provided that no more than one such offering may be conducted in any one-year period.

Voting Obligations. During the Standstill Period, Rockwell will be required to (a) cause all of the shares of Common Stock that it beneficially owns to be present for quorum purposes at any meeting of the shareholders of the Company and (b) vote all of such shares in accordance with the Company Board’s recommendations with respect to the election of directors, all business involving compensation matters (including new or amended equity plans and “say on pay” proposals), and the ratification of the appointment of the Company’s independent public accounting firm set forth in the Company’s proxy statement for the meeting.

Registration Rights Agreement

On July 19, 2018, in connection with, and as a condition to the consummation of, the Investment, Rockwell and the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, Rockwell received customary registration rights subject to market standstill provisions, and under the Registration Rights Agreement, PTC is obligated to file a resale shelf registration statement with respect to the Shares not later than July 19, 2019.

The foregoing descriptions of the Purchase Agreement, the SPA Amendment, the Registration Rights Agreement and the Trading Plans do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the Purchase Agreement, the SPA Amendment, Registration Rights Agreement and the form of Trading Plan, which are filed herewith as Exhibits 1, 2, 3, and 4, respectively, to this Amendment No. 2 to the Schedule 13D and incorporated herein by reference.

Other than the Purchase Agreement, the SPA Amendment, the Registration Rights Agreement and the Trading Plan, to the knowledge of Rockwell, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Rockwell, or any Rockwell subsidiary or any person listed on Schedule A, and any person with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated by and replaced with the following:

Exhibit	Description

Exhibit 1	Securities Purchase Agreement, dated June 11, 2018, between Rockwell and the Company. [Incorporated by reference to Exhibit 10.1 to Rockwell’s Current Report on Form 8-K filed on June 11, 2018].

Exhibit 2	Amendment No. 1 to the Securities Purchase Agreement, dated May 11, 2021, between Rockwell and the Company. [Incorporated by reference to Exhibit 10.1 to Rockwell’s Current Report on Form 8-K filed on May 13, 2021].

Exhibit 3	Registration Rights Agreement, dated July 19, 2018, between Rockwell and the Company. [Incorporated by reference to Exhibit 10.1 to Rockwell’s Current Report on Form 8-K filed on July 20, 2018].

Exhibit 4	Form of Trading Plan. [Incorporated by reference to Exhibit 4 to Rockwell’s Amendment No. 2 to Schedule 13D filed on November 8, 2021].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022	ROCKWELL AUTOMATION, INC.

	By:	/s/ Rebecca W. House
	Name: Title:	Rebecca W. House Senior Vice President, Chief People and Legal Officer and Secretary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF ROCKWELL AUTOMATION, INC.

The name and current principal occupation or employment of each director and executive officer of Rockwell as of June 1, 2022 are as set forth below. The business address and phone number of each such director and executive officer is 1201 South Second Street, Milwaukee, WI 53204, (414) 382-2000. All directors and executive officers set forth below are United States citizens, except for Cyril Perducat, who is a French citizen, and Veena Lakkundi, who is a Canadian citizen.

Dated: June 1, 2022

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers
Blake D. Moret	Chairman, President & Chief Executive Officer
Nicholas C. Gangestad	Senior Vice President & Chief Financial Officer
Scott Genereux	Senior Vice President & Chief Revenue Officer
Rebecca W. House	Senior Vice President, Chief People and Legal Officer & Secretary
Frank C. Kulaszewicz	Senior Vice President Lifecycle Services
Veena Lakkundi	Senior Vice President, Strategy and Corporate Development
John M. Miller	Vice President & Chief Intellectual Property Counsel
Christopher Nardecchia	Senior Vice President & Chief Information Officer
Ernest Nicolas, Jr.	Senior Vice President, Chief Supply Chain Officer
Cyril Perducat	Senior Vice President & Chief Technology Officer
Terry L. Riesterer Brian A. Shepherd	Vice President & Controller Senior Vice President Software & Control
Isaac Woods	Vice President & Treasurer
Francis S. Wlodarczyk	Senior Vice President Intelligent Devices

Directors
William P. Gipson	Retired President Enterprise Packaging Transformation and Chief Diversity and Inclusion Officer, The Procter & Gamble Company
J. Phillip Holloman	Retired President & Chief Operating Officer, Cintas Corporation
Steven R. Kalmanson	Retired Executive Vice President, Kimberly-Clark Corporation
James P. Keane	President & Chief Executive Officer, Steelcase Inc.
Blake D. Moret	Chairman, President & Chief Executive Officer, Rockwell Automation, Inc.
Pam Murphy	Chief Executive Officer, Imperva, Inc.
Donald R. Parfet	Managing Director, Apjohn Group, LLC
Lisa A. Payne	Former Vice Chairman and Chief Financial Officer, Taubman Centers, Inc.
Thomas W. Rosamilia	Senior Vice President, IBM Systems
Robert Soderbery	Executive Vice President and General Manager, Flash Business, Western Digital Corporation
Patricia A. Watson	President, Enterprise Collaboration, Intrado Corporation